InterOil to Seek Internationally Recognized LNG Operating and Equity Partner for Papua New Guinea Project

Morgan Stanley, Macquarie and UBS Retained as Financial Advisors to Evaluate Proposals

PORT MORESBY, Papua New Guinea and HOUSTON, Sept. 30, 2011 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced that the Company has retained Morgan Stanley & Co. LLC, Macquarie Capital (USA) Inc. and UBS AG as joint financial advisors to assist InterOil with its soliciting and evaluating proposals from potential strategic partners in the liquefied natural gas ("LNG") project currently being led by InterOil's joint venture entity, Liquid Niugini Gas Limited. The Company anticipates that these proposals will relate to obtaining an internationally recognized LNG operating and equity partner for development of the Project's gas liquefaction and associated facilities in the Gulf Province of Papua New Guinea, together with a sale of an interest in the Elk and Antelope fields and in InterOil's exploration tenements in Papua New Guinea.

InterOil has determined, in response to inquiry from potential LNG partners and in consultation with the Papua New Guinea Government, to engage in a formal partnering process. The considerable strengthening of the Asian LNG market, the increased interest in exploration and investment in Papua New Guinea, as well as the Company's reservoir analysis and project design fundamentals lead the Company to believe that now is an attractive time to seek a partner.

The Company expects that successful completion of such a transaction will satisfy the objectives of complementing the Company's planned LNG development capabilities with an internationally recognized LNG partner and generating a third party valuation for InterOil's resources.

"We look forward to working closely with Morgan Stanley, Macquarie and UBS as they support us in this evaluation process and in reaching what will surely be a milestone for InterOil, its shareholders and Papua New Guinea," said Phil Mulacek, Chief Executive Officer of InterOil.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil
Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: 281-292-1800	Phone: 281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the evaluation process, potential transactions, strategic options,, development and progress for the commercialisation of the Elk and Antelope resource, development of liquefaction facilities in the Gulf province of PNG, compliance with the 2009 Project Agreement with the State, and InterOil's strategy. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, its understanding of prospects, its understanding of the 2009 Project Agreement, past dealings with the State, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. In particular, no assurances can be given that this process will result in any sale of interests in the Elk and Antelope fields or the associated proposed LNG project. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, the activities in PNG are subject to political, legal and economic risks, and there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

The forward-looking statements and information contained in this press release are made as of the date hereof and iteration undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.